EXHIBIT 10.2
Brady Corporation
6555 West Good Hope Road
P.O. Box 571
Milwaukee, WI USA
53201-0571

June 7, 2026

Vineet Nargolwala

Dear Vineet,

On behalf of Brady Corporation (the “Company”), I am pleased to offer you the position of President and Chief Executive Officer (“CEO”), working at the Company’s headquarters at 6555 West Good Hope Road in Milwaukee, Wisconsin. In this role, you will be reporting to the Company’s Board of Directors (the “Board”).

Outlined below are the terms and conditions of your employment. In developing this offer, our goal has been to provide you with an attractive and competitive compensation package as you undertake your new position effective June 8, 2026 (the “Effective Date”).

Board Appointment. You will continue to be a member of the Board upon the Effective Date, subject to applicable law and corporate governance requirements, although you will no longer be permitted to serve on Board committees that are required to be comprised of independent directors and the Board may choose to remove you from other Board committees if so determined in the Board’s discretion. The Company will nominate you for election to the Board at each annual meeting of shareholders during your tenure as President and Chief Executive Officer, subject to the recommendation of the Board or the applicable committee and applicable law. In the event your employment as President and Chief Executive Officer terminates for any reason, you agree to resign from the Board and from any position as an officer of the Company and its affiliates and subsidiaries, and as a fiduciary of any of its or their benefit plans, effective as of the date of such termination, and you agree to promptly execute any documents reasonably requested by the Company to effectuate such resignations.

Annual Base Salary. In your new position as President and CEO, your annual base salary will be $1,000,000, payable in accordance with the Company’s standard payroll practice and subject to applicable withholding taxes. Your annual base salary will be reviewed annually and may be adjusted at the discretion of the Board or Management Development and Compensation Committee (the “Committee”).

Annual Bonus Plan. You are eligible to participate in the Company’s annual incentive program. Bonus awards are based on attainment of specified Company operating and financial goals as well as achievement of defined individual objectives. Your targeted annual bonus opportunity is 125% of annual base salary. Your actual bonus, if any, will be determined by the Committee based on achievement of performance goals established by the Committee each fiscal year and the terms of the applicable plan. For the fiscal year in which your employment begins, your bonus, if any, will be prorated based on the number of days employed during the fiscal year, subject to the terms of the applicable plan and Committee determination.

Annual Stock Incentives. You are eligible to participate in the Company’s annual equity incentive program. You will receive an annual stock incentive award with a grant date value of $6,400,000, subject to approval by the Committee. The form and terms of such awards, including the grant dates, will be determined by the Committee. Notwithstanding the foregoing, $3,200,000 of your fiscal 2027 annual stock incentive award will consist of time-based restricted stock units (“RSUs”) that vest ratably over three (3) years, with a grant date of June 8, 2026.

Equity Purchase and Sign-On Bonus of Matching RSU Grant. In connection with your employment, you will have the opportunity to purchase shares of the Company’s Class A common stock, in compliance with the Company’s Insider Trading Policy and federal securities laws. To be eligible for the matching grant described herein, such purchase must be completed within 180 days of the Effective Date, or an extended period of time subject to the Committee’s discretion.

If you elect to purchase shares of the Company’s Class A common stock (the “Matchable Shares”), the Company shall grant you an award of RSUs as soon as practicable after you certify to the Committee Chair that all of your Matchable Share purchases are complete. The aggregate value of this RSU award at the time of grant will be equal to two times (2x) the total purchase price of the shares you acquire, up to a maximum grant value of $2 million. The number of RSUs subject to the award will be calculated by dividing such aggregate value by the fair market value of one share of the Company’s Class A common stock on the date of grant at its closing market price.

This RSU award will vest ratably, on an annual basis, during the two (2) year period following the date of grant, contingent upon your continuous service to the Company through each applicable vesting date and your retention of the Matchable Shares. Any unvested RSUs pursuant to this award will vest fully in the event that you are terminated by the Company other than for “Cause” (as defined under the Company’s effective equity incentive plan). In addition, if you sell any shares of the Company’s Class A common stock during the vesting period, such as shares that you already own on the Effective Date, such sale will be treated as a sale of Matchable Shares and the related RSUs will be forfeited.

The RSU award will be governed in all respects by the terms and conditions of the Company’s then-effective equity incentive plan and the standard form of RSU agreement provided by the Company except for the vesting schedule described above.

Stock Ownership. You will be subject to the Company’s stock ownership guidelines for the Chief Executive Officer, as in effect from time to time. The Company’s current guidelines require you to acquire and hold, directly or indirectly, shares equal to five (5) times your base salary within five (5) years of the Effective Date. For this purpose, share ownership shall be determined in accordance with the Company’s share ownership policy. No selling of Company stock is allowed (other than as withholding or sale for taxes at your highest applicable tax rate) until the ownership requirement has been satisfied.

Clawbacks. All bonuses and equity grants are subject to the Company’s clawback policies as in effect from time to time, including any established under the Dodd-Frank Wall Street Reform.

Travel Support. The Company acknowledges that you intend to maintain your primary residence in the Boston, Massachusetts area. Accordingly, the Company will provide you with access to a Company-paid private aviation arrangement (such as NetJets or a similar provider) for purposes of travel between your residence in the Boston, Massachusetts area and the Company’s headquarters, as well as for limited other business travel. For Company business travel other than commuting between your residence and Company headquarters, you shall utilize the private aviation service only if a direct or efficient commercial flight is unavailable. Usage of the private aviation arrangement will be subject to the Committee’s review on a quarterly basis and may be subject to limits if determined by the Committee. Any taxable income associated with your use of any such arrangement will be administered and reported in accordance with applicable law. The Company will not provide any tax gross-up in connection with such taxable income.

Employee Benefits. You will be eligible to participate in the Company’s employee benefit plans, programs, and arrangements as in effect from time to time on the same basis as other senior executives of the Company, subject to the terms and eligibility requirements of such plans. These currently include medical, dental, and vision insurance, life insurance, disability insurance, a 401(k) savings plan with Company match, and other welfare and retirement benefit programs. The Company reserves the right to modify, amend, or terminate any benefit plan, program, or arrangement at any time. Your eligibility to participate in any such plans and programs will be determined in accordance with the applicable plan terms. Please see the attached Summary of Executive Benefits for full details.

Car Allowance. You will receive a car allowance in the amount of $18,000 per year or $692.31 per bi-weekly pay period.

Temporary Corporate Housing Allowance. To assist with your transition, the Company will provide you with a temporary corporate housing allowance of $5,000 per month. This allowance is intended to cover expenses for temporary furnished corporate housing. You will be eligible to receive this allowance for a period of six (6) to nine (9) months, as needed, commencing on or around the Effective Date.

Vacation and Holidays. You are eligible for 5 weeks of vacation annually. In addition, you will enjoy 9 company paid holidays and 3 floating holidays.

Obligations. During your employment, you shall devote your full business efforts and time to the Company. This obligation, however, shall not preclude you from engaging in appropriate civic, charitable and religious activities or, with the consent of the Board, from serving on the boards of directors of companies that are not competitors to the Company, as long as the activities do not materially interfere or conflict with your responsibilities to or your ability to perform your duties of employment at the Company. Any outside activities must be in compliance with and approved if required by the Company’s Code of Ethics or Corporate Governance principles.

Employment At-Will. Please understand that this offer letter is not a contract of employment for any specific or minimum term. Your employment with the Company is “at-will,” meaning that either you or the Company may terminate the employment relationship at any time, with or without cause and with or without notice, subject to applicable law. The at-will nature of the employment relationship may not be modified or amended except by written agreement signed by the Company’s Chair of the Board and you.

Notwithstanding the foregoing, if your employment is terminated by the Company without Cause or you resign for Good Reason, the Company will pay you a severance benefit equal to two times the sum of your base salary and target bonus, payable in monthly installments over a 24-month period. For this purpose, “Cause” means (i) your willful and continued failure to substantially perform your duties with the Company (other than any such failure resulting from physical or mental incapacity) after written demand for performance is given to you by the Company which specifically identifies the manner in which the Company believes you have not substantially performed and a reasonable time to cure has transpired, (ii) your conviction of or plea of nolo contendere for the commission of a felony, or (iii) your commission of an act of dishonesty or of any willful act of misconduct which results in or could reasonably be expected to result in significant injury (monetarily or otherwise) to the Company, as determined in good faith by the Committee. “Good Reason” shall be deemed to exist only if the Company shall fail to correct within 60 days after receipt of written notice from you specifying in reasonable detail the reasons you believe one of the following events or conditions has occurred (provided such notice is delivered by you no later than 30 days after the initial existence of the occurrence): (1) a material diminution of your then current aggregate base salary and target bonus amount (other than pro rata reductions that also affect substantially all other similarly situated employees) without your prior written agreement; or (2) the material diminution of your authority, duties or responsibilities as President and CEO of the Company without your prior written agreement;, provided that in all events the termination of your service with the Company shall not be treated as a termination for “Good Reason” unless such termination occurs not more than six (6) months following the initial existence of the occurrence of the event or condition claimed to constitute “Good Reason”. All severance benefits are conditioned on your signing a full release of any and all claims against the Company in a release form acceptable to the Company and commercially reasonable and standard within the community (within 60 days after your termination of employment or such shorter period as may be specified by the Company) after the termination of your employment and you not revoking such release pursuant to any revocation rights afforded by applicable law. Upon a termination of your employment, you hereby resign as of the date of such termination as a director and officer of the Company and its affiliates and subsidiaries and as a fiduciary of any of its or their benefit plans, and you agree to promptly execute and deliver upon such termination any document reasonably required by the Company to evidence the foregoing.

Change in Control Agreement. You will be provided with a separate Change in Control agreement that in the event of a qualifying termination within 24 months following a change in control, you will receive two times your annual base salary and two times your target bonus.

Code Section 280G. Notwithstanding any provision of this Agreement to the contrary, in the event that you become entitled to receive payments or benefits under this Agreement or under any other plan, agreement or arrangement with the Company (all such payments and benefits being referred to herein as the “Total Payments”) and it is determined that any of the Total Payments will be subject to any excise tax pursuant to Code Section 4999, or any similar or successor provision (the “Excise Tax”), the Company shall pay you either (i) the full amount of the Total Payments or (ii) an amount equal to the Total Payments, reduced by the minimum amount necessary to prevent any portion of the Total Payments from being an “excess parachute payment” (within the meaning of Code Section 280G) (the “Capped Payments”), whichever of the foregoing amounts results in the receipt by you, on an after-tax basis, of the greatest amount of Total Payments notwithstanding that all or some portion of the Total Payments may be subject to the Excise Tax. The determination as to whether and to what extent payments are required to be reduced in accordance with the preceding sentence shall be made at the Company’s expense.

Confidentiality. During your employment with the Company, the Company will provide you with Confidential Information relating to the Company, its business and clients, the disclosure or misuse of which would cause severe and irreparable harm to the Company. You agree that all Confidential Information is and shall remain the sole and absolute property of the Company. Upon the termination of your employment with the Company for any reason, you agree to immediately return to the Company all documents and materials that contain or constitute Confidential Information, in any form whatsoever, including but not limited to, all copies, abstracts, electronic versions, and summaries thereof. You further agree that, without the written consent of the Board of Directors, you will not disclose, use, copy or duplicate, or otherwise permit the use, disclosure, copying or duplication of any Confidential Information of the Company, other than in connection with the authorized activities conducted in the course of your employment with the Company. You agree to take all reasonable steps and precautions to prevent any unauthorized disclosure, use, copying or duplication of Confidential Information. For purposes of this Agreement, “Confidential Information” refers to proprietary information belonging to the Employer that is not generally known in the industry or by the public, the disclosure of which could be harmful to the Employer. It includes, but is not limited to, proprietary production information, technical information, merchandizing information, software (source code and object code), marketing plans, pricing plans and strategies, business plans and strategies, unpublished financial information, financial projections and forecasts, research and development, production methods and techniques, pricing and costs, policies, procedures, practices, customer information, supplier information, vendor information, and product specifications. Confidential Information includes information created by Employee in performing Employee’s duties for Employer.

Nothing in this Agreement or any other Company policy prohibits or impedes you from communicating, cooperating, or filing a complaint with any U.S., federal, state, or local governmental or law enforcement branch, agency, or entity (collectively, a “Governmental Entity”) concerning possible violations of any U.S., federal, state, or local law or regulation, or otherwise making disclosures to any Governmental Entity that are protected under the whistleblower provisions of any such law or regulation. Unless specifically permitted by applicable law, you are not authorized to disclose any information covered by attorney client privilege or attorney work product without the written consent of the General Counsel of the Company.

Non-Competition; Non-Solicitation. You agree that during the time of your employment with Company, you will not, within the United States, directly or indirectly, perform duties as or for a Competitor, or participate in the inducement of or otherwise encourage Company employees, clients, or vendors to currently and/or prospectively breach, modify, or terminate any agreement or relationship they have or had with Company. In addition, for a period of 24 months following the termination of your employment with Company, you will not: (A) perform duties as or for a Competitor that are the same as or similar to the duties performed by you for the Company at any time during any part of the 24 month period preceding the termination of your employment with Company; or (B) participate in the inducement of or otherwise encourage Company employees, clients, or vendors to currently and/or prospectively breach, modify, or terminate any agreement or relationship they have or had with Company during any part of the

24-month period preceding the termination of your employment with Company. For purposes of the foregoing, a Competitor shall mean any corporation, person, firm or organization (or division or part thereof) engaged in or about to become engaged in research and development work on, or the production and/or sale of, any product or service which is directly competitive with one with respect to which you acquired Confidential Information by reason of your work with the Company.

Non-Disparagement. You agree, other than with regard to employees in the good faith performance of your duties with the Company while employed by the Company, both during and for five (5) years after your employment with the Company terminates, not to knowingly disparage the Company or its officers, directors, employees or agents in any manner likely to be harmful to it or them or its or their business, business reputation or personal reputation. The Company will instruct its Chief Executive and the named executive officers of the Company, other than in the good faith performance of their duties to the Company or in connection with their fiduciary duties to the Company and applicable law, both during and for five (5) years after your employment with the Company terminates, not to knowingly disparage you in any manner likely to be harmful to you or your business reputation or personal reputation. This paragraph shall not be violated by statements from either party which are truthful, complete and made in good faith in required response to legal process or governmental inquiry. You also agree that any breach of this non-disparagement provision by you shall be deemed a material breach of this offer letter.

Entire Agreement. This offer letter and the referenced documents and agreements constitute the entire agreement between you and the Company with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and the Company concerning those subject matters. This Agreement may not be amended or modified except by a written instrument signed by both you and an authorized representative of the Company.

IRC 409A. This letter agreement is intended to comply with the provisions of Section 409A of the Internal Revenue Code (the “Code”) and shall be interpreted and administered accordingly. If any provision or term of this Agreement would be prohibited by or inconsistent with the requirements of Section 409A of the Code, then such provision or term shall be deemed to be reformed to comply with Section 409A of the Code. Each severance payment shall be treated as a separate and distinct “payment” for purposes of Code Section 409A. Accordingly, any such payments that would otherwise be payable (i) within 2-½ months after the end of the Company’s taxable year in which the right to payment is no longer subject to a substantial risk of forfeiture, or (ii) within 2-½ months after your taxable year in which the right to payment is no longer subject to a substantial risk of forfeiture, whichever occurs later (the “Short Term Deferral Period”), are exempt from Code Section 409A. Furthermore, any such payments paid after the Short Term Deferral Period which meet the conditions for the severance pay exception under Section 409A shall also be exempt from Section 409A. A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Section 409A of the Code unless such termination is also a “separation from service” within the meaning of Section 409A of the Code and, for purposes of any such provision of this letter agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code, then with regard to any payment that is considered non-qualified deferred compensation under Section 409A of the Code payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (A) the date that is immediately following the expiration of the six (6)-month period measured from the date of such “separation from service” of you, and (B) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

Choice of Law, Jurisdiction, Venue. This letter and all disputes arising hereunder or relating hereto shall be governed by the internal laws of the state of Wisconsin, without regard to its conflict of laws principles. EACH OF

THE PARTIES HERETO (A) SUBMITS TO THE JURISDICTION OF THE STATE COURTS LOCATED IN THE COUNTY OF MILWAUKEE, WISCONSIN, U.S.A., OR THE U.S. FEDERAL DISTRICT COURT FOR THE EASTERN DISTRICT OF WISCONSIN WITH RESPECT TO ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LETTER; (B) AGREES THAT ANY CLAIMS WITH RESPECT TO SUCH ACTION OR PROCEEDING SHALL BE HEARD OR DETERMINED ONLY IN SUCH COURT; (C) AGREES NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LETTER IN ANY OTHER COURT UNLESS OR UNTIL SUCH COURT HAS FINALLY REFUSED TO EXERCISE JURISDICTION; AND (D) WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT.

Notices. All notices and other communications under this letter shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to you:	Vineet Nargolwala

If to the Company:	Brady Corporation
6555 West Good Hope Road
Milwaukee, Wisconsin 53223
Attention: General Counsel

Please indicate your acceptance of this offer by signing where indicated below and returning an executed copy of this offer to me at your earliest convenience.

Sincerely,

/s/ BRADLEY C. RICHARDSON
Brady Corporation
Bradley C. Richardson
Chair of the Board

ACKNOWLEDGEMENT

I acknowledge that I have carefully read this agreement and that I understand and accept the terms and conditions of this offer of employment with Brady Corporation.

/s/ VINEET NARGOLWALA	June 7, 2026
Vineet Nargolwala	Date